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VIA EDGAR

November 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Miami International Holdings, Inc. Amendment No. 10 to Draft Registration Statement on Form S-1 Submitted September 20, 2024 CIK No. 0001438472

Ladies and Gentlemen:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) dated October 31, 2024, and verbal comments received from Ms. Lulu Cheng of the Commission via a telephone call to Mr. Herb Kozlov of Reed Smith on November 1, 2024, regarding Amendment No. 10 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 20, 2024 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments, including the verbal comments, in bold and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 11 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff, updated financial statements and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Comments from the Staff's Comment Letter dated October 31, 2024

Amendment No. 10 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Competitive Strengths

Focus on Innovation and Product Development, page 7

1.	Please reconcile your statement here and on pages 43 and 178 that you “do not intend to launch any crypto-related products or services in the near future on [your] national securities exchanges which are regulated by the SEC (MIAX, MIAX Pearl, MIAX Emerald or MIAX Sapphire),” with your statement on page 41 that you “anticipate launching several new products in the future, including Bloomberg Indices Products, futures and options on cryptocurrencies and other financial products, subject to regulatory approval” (emphasis added).

Response:

The Company has revised its disclosure to clarify that Bloomberg Indices Products will be launched on the MIAX Options Exchange and MIAX Futures Exchange, and cash settled futures, contracts on Bitcoin and options on Bitcoin futures contracts will be launched on one or both of LedgerX (doing business as MIAXdx) and MIAX Futures (one or both, the “Futures Exchange”). These changes clarify that the crypto-related products will launch on a futures exchange regulated by the CFTC and not on one of the MIAX options national securities exchanges. Please see the disclosure on pages 10 and 180 of the Amended DRS.

U.S. Securities and Exchange Commission

November 27, 2024

Risk Factors

Risks Related to Owning a Clearing House

MGEX may incur large credit exposures on settlement days, page 33

2.	We note your statement here that “[a]s a fully collateralized clearing house, MIAXdx is not exposed to credit exposures on settlement (or any other) days, although it could be exposed in the event it offers margin on cleared products in the future (upon CFTC approval) (emphasis added).” We also note your disclosure on page 6 that MIAXdx intends, subject to CFTC approval, to incorporate an intermediated model and offer margin on cleared products in connection with this change to an intermediated model. Given your plan to transition MIAXdx to an intermediated model, please expand your discussion of the credit exposure and other risks in the offering of margin on cleared products.

Response:

The Company has revised its disclosure to clarify that if MIAXdx, subject to CFTC approval, incorporates an intermediated model and offers a margin on cleared products, credit exposure and other risks associated with the offering of margin on cleared products will apply to MIAXdx. Please see the disclosure on pages 33-35 of the Amended DRS.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 96

3.	As you have described on page 51, Pyth tokens are based on a highly volatile asset, and fluctuation in the price of the Pyth tokens have in the past affected and may affect your financial results in the future. As the volatility of crypto assets is inherent to your operations, revenue generating activities, business strategy, and industry, it appears that gain on sale and unrealized gain on derivative assets (pre-adoption of ASU 2023-08) are part of your normal, recurring operations. Please tell us how this adjustment complies with the guidance in Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

The Company advises the staff that it believes the adjustment to the Company’s non-GAAP financial measures with respect to the financial impact of the Pyth tokens complies with the relevant SEC guidance as the related transaction is nonrecurring in nature. The Company has had only one arrangement to provide certain services in exchange for the right to receive crypto-assets and originated from a single customer. BSX recognized the revenue related to the contract based on the estimated standalone selling price of the services on the inception date (as the fair value of the noncash consideration could not be reasonably estimated in May 2021). However, the amount ultimately realized from the sale of the unlocked Pyth tokens and the gain on the change in the fair value of the derivative assets when an active market was established were significantly higher compared to the initial estimate of the standalone selling price for the services.

The Company believes that the exclusion of such gains in the calculation of non-GAAP financial measures is not misleading, as it provides investors with more accurate comparisons of the Company’s financial results to historical operations and its competitors in the exchange industry. Including these unusually large gains might appear to suggest that this one-off transaction occurs repeatedly or occasionally. Further, the Company does not consider these gains to be related to the organic continuing operations of the Company, and these gains are generally not relevant to assessing or estimating the long-term performance of the Company’s business. The Company believes that its non-GAAP financial measures, which exclude such gains, allow the Company’s management and investors to better evaluate the Company’s core business operations both with, and without, such gains.

U.S. Securities and Exchange Commission

November 27, 2024

Key Business Metrics, page 98

4.	Refer to the section on options in the table. On page 101 you disclose that the $13.9 million decrease in options transaction and clearing fees was primarily the result of a 6.7% decrease in options market share and a 1.5% decrease in transaction and clearing fees revenue per contract, partially offset by a 4.5% increase in options market ADV. On page 98 you disclose total options revenue per contract (RPC) increased 12.2% for the six months ended June 30, 2024, as well as increases in total market contracts and market ADV. Please tell us and enhance future amendments to more fully explain why the decline in MIH market share had a greater impact than these increases.

Response:

The Company advises the staff that the total options revenue per contract (RPC) disclosed on page 98 of the DRS was defined in footnote (2) on page 100 of the DRS as follows:

Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees and Section 31 fees (Net Transaction Fees), divided by total contracts traded during the period.

As the RPC on page 98 of the DRS pertains to net transaction fees (after deducting certain expenses from the transaction and clearing fees), it should not be considered in determining the decrease in options transaction and clearing fees which are stated at gross revenue amount.

Transaction related gross revenues are a function of industry ADV, MIH market share, gross revenue per contract or gross equities capture, and number of trading days. The $13.9 million decrease in options transaction and clearing fees for the six months ended June 30, 2024 as compared to the prior year was equivalent to a (3.8)% decline as indicated on page 100 of the DRS. By calculating the net impact of the 6.7% decrease in Options market share, 1.5% decrease in transaction and clearing fees (gross) revenue per contract, and 4.5% increase in Options market ADV, this sums to (3.7)% which is substantially in line with the (3.8)% decline noted.

Cost of Revenues, page 118

5.	We note that brokerage, clearing, and exchange fees increased $40.4 million, or 277.4%, for the year ended December 31, 2023, which you attribute to an increase in clearing fees due to the acquisition of Dorman Trading in October of 2022. However, the increase for the six months ended June 30, 2024, was only 22.7%. Please enhance your disclosures in future amendments to clarify how the acquisition of Dorman Trading impacted trends in your brokerage, clearing and exchange fees considering the impact to operating income. Refer to Item 303(2)(i) of Regulation S-K.

Response:

The Company has revised its brokerage, clearing, and exchange fees disclosure for the year ended December 31, 2023, as compared to the year ended December 31, 2022 to clarify and specify that Dorman Trading was acquired in October of 2022. Please see the disclosure on page 120 of the Amended DRS.

U.S. Securities and Exchange Commission

November 27, 2024

Business

Our Competitive Strengths

Proprietary MIAX Exchange Technology Platform, page 176

6.	Please revise your discussions in this section to include MIAX Sapphire.

Response:

The Company has revised its disclosure to include MIAX Sapphire in this section. Please see the disclosure on pages 7, 176 and 177 of the Amended DRS.

Our Growth Strategy

Increasing our international presence, page 182

7.	We note you are currently replatforming the BSX trading system and expect to launch a new BSX trading platform by April 2025. Please revise your disclosure to provide more details about the replatforming, including without limitation any different features or functions of the new trading platform.

Response:

The Company has revised its disclosure to provide more details about the replatforming of the BSX trading system, including different features and functions of the new trading platform. Please see the disclosure on page 184 of the Amended DRS.

Competition

Competition in Our Exchange Businesses, page 185

8.	Please update your discussions in this section to include Green Impact Exchange, LLC.

Response:

The Company has revised its disclosure to include Green Impact Exchange, LLC. Please see the disclosure on page 185 and 186 of the Amended DRS.

Note 2. Summary of Significant Accounting Policies

Safeguarded Customer Digital Assets and Liabilities, page F-12

9.	In order to help us evaluate your crypto asset activities, please respond to the following:

•	Walk us through a typical physically settled crypto futures and options transaction for which you provide clearing services. Your response should include a discussion of the flow of fiat currency/cash and crypto assets from start-to-finish, including all roles in the transaction.
•	Tell us whether you clear crypto futures/options on behalf of entities that sell physically settled contracts. If so, tell us whether you have a safeguarding obligation as an agent. Explain the basis for your response.
•	In addition to the information requested in the bullet above, clarify for us whether you believe you have a safeguarding obligation, as an agent, with respect to contracts issued by others for which you provide clearing services.
•	You disclose that MIAXdx maintains custody of participant crypto-asset margin deposits on behalf of participants to support their trading portfolio and cryptoasset balances of participants held at the MIAXdx clearing house may be backing orders, trades, or positions. Please clarify for us whether customers were required to post margin equal to the full value of open physically settled positions.

U.S. Securities and Exchange Commission

November 27, 2024

•	Tell us how customers access information about their crypto assets and whether or not they may access that information through your platform, application, or website.
•	Explain to us the nature of your contractual relationships with all of the parties to these transactions.
•	On page 5, you disclose that (i) MIAXdx has delisted all of its physically settled products on its DCM and SEF and (ii) MIAXdx intends to no longer offer any physically settled crypto products and is in the process of developing certain cash settled products to trade on the MIAXdx DCM and SEF. Tell us whether the delisting includes your DCO.
•	Tell us whether or not you believe that delisting all physically settled crypto options/futures relieves you of your obligation to recognize a safeguarding obligation and if yes, tell us your reasoning.

MIAXdx Responses to Comment No. 9:

•	Walk us through a typical physically settled crypto futures and options transaction for which you provide clearing services. Your response should include a discussion of the flow of fiat currency/cash and crypto assets from start-to-finish, including all roles in the transaction.

MIAXdx Response:

MIAXdx is a fully electronic vertically integrated DCM, SEF, and DCO, with regulatory approval from the CFTC to list and clear fully collateralized futures, options on futures and swaps.  MIAXdx obtained approvals on July 6, 2017 (SEF), July 24, 2017 (DCO), and June 24, 2019 (DCM). The DCO Order was amended on September 2, 2020, to remove a provision that limited the products eligible to be cleared by the DCO to digital asset derivatives (“Amended DCO Order of Registration”).

When a trade is executed on either the MIAXdx DCM or SEF, it is cleared through the MIAXdx DCO.  The position is fully collateralized because the DCO holds, at all times, funds or commodities (such as Bitcoin or Ether) in the form of the required payment sufficient to cover the maximum possible obligation or loss that either counterparty could incur upon liquidation or expiration of the contract.

As of July 24, 2024, MIAXdx delisted all of its physically settled products on its DCM and SEF, and no longer clears any physically settled products on its DCO.  Moreover, MIAXdx does not intend to offer trading or clearing services for any physically settled crypto products in the future.

Previously, MIAXdx accepted BTC and ETH crypto-assets as collateral for physically settled trading in crypto derivatives, and also currently charges fees for the retention and withdrawal of those crypto-assets, with those fees being denominated in the crypto-asset retained or withdrawn.  Those fees, however, are a fraction of a BTC or ETH, and accordingly, no U.S. dollar value is required to be calculated in connection with the payment of such fees.  To the extent MIAXdx earns withdrawal fees in BTC or ETH crypto-assets, MIAXdx records a credit to its proprietary account in its internal ledger, and utilizes an affiliate of BitGo Trust Company, namely BitGo Prime (a facility for institutional trading), to convert most of those earned fees into U.S. dollars.

With respect to physically settled crypto derivatives trading on the MIAXdx DCM and SEF, which were also cleared through the MIAXdx DCO prior to July 24, 2024, a description of that trading, clearing and settlement is set forth below.

Trade Eligibility and Matching

While MIAXdx no longer offers trading in physically settled crypto derivatives (futures, options or swaps), in the past, MIAXdx determined a customer’s eligibility to participate in such trading as follows:

U.S. Securities and Exchange Commission

November 27, 2024

For a customer to enter a trade through the MIAXdx DCM or SEF, that customer must already have on deposit with the MIAXdx DCO sufficient collateral to perform its obligation fully.  That full collateralization requirement arises from MIAXdx’s Amended DCO Order of Registration, wherein the CFTC imposed the following express obligation:

(1) Cleared Products.  LedgerX is permitted to clear, in its capacity as a DCO, fully collateralized futures, options on futures, and swaps.  A contract cleared by LedgerX will be considered fully collateralized if LedgerX holds, at all times, funds sufficient to cover the maximum possible loss a counterparty could incur upon liquidation or expiration of the contract, in the form of the required payment.

For simplicity, the following example assumes two customers of the MIAXdx DCM and DCO have no other open positions.  In that case, before a customer can sell a long call option on 1 BTC, that seller must first have deposited 1 BTC with the MIAXdx DCO.  Similarly, before the buyer can purchase that option, the buyer must first have deposited the premium price for that option with the MIAXdx DCO.  Similarly, if the buyer wishes to exercise the option, the buyer must have sufficient U.S. dollars on deposit with the MIAXdx DCO to fully pay the exercise price.  MIAXdx determines whether a particular customer has sufficient crypto-assets or U.S. dollars on deposit by referencing its internal ledger, which is reconciled against the transactions in its relevant bank accounts, and crypto-asset wallets.

U.S. Dollar Balances

To hold U.S. dollars for its customers, the MIAXdx DCO maintains “member property accounts” with U.S. banks.  Those “member property accounts” are subject to letter agreements between the applicable bank and MIAXdx (“Member Property Letters”). The Member Property Letters specify that U.S. dollars on deposit in those accounts (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the bank’s books and records from MIAXdx’s own funds, and from any other funds or accounts held by MIAXdx in accordance with the Commodity Exchange Act (the “CEA”); (iii) may not be used by the bank or by MIAXdx to secure or guarantee any obligations that MIAXdx might owe to the bank, and they may not be used by MIAXdx to secure or obtain credit from the bank; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities MIAXdx may now or in the future have owing to the bank.

While all customer balances in each MIAXdx member property account are commingled, MIAXdx maintains an internal ledger tracking the U.S. dollar balance each MIAXdx customer has on deposit with the DCO.  Changes to that internal ledger track deposits and withdrawals by each customer, as well as sums credited to or debited from each customer as a result of that customer’s trading activity.  The net balance for a customer reflected in MIAXdx’s internal ledger is then referenced by MIAXdx when determining whether a customer has sufficient U.S. dollars on deposit to trade a derivatives contract or exercise an option that the customer has purchased.

Crypto-asset Balances

While MIAXdx is no longer accepting crypto-asset deposits, and no longer offers trading in physically settled crypto derivatives (futures, options or swaps), MIAXdx does maintain various wallets to hold the crypto-assets on deposit and facilitate a customer’s withdrawal of those assets.

As with U.S. dollar deposits, MIAXdx maintains customer crypto-asset balances in wallets that commingle the sums on deposit from customers.  MIAXdx uses a combination of hot, warm, and cold wallets to secure and safeguard those crypto-assets.  For hot and warm wallets, MIAXdx controls a quorum of keys, and utilizes a third-party tool to facilitate the movement of crypto-assets through those wallets. For cold wallets, MIAXdx utilizes BitGo Trust Company (“BitGo Trust”) to store crypto-assets, and BitGo Trust utilizes private keys stored offline for heightened security.

U.S. Securities and Exchange Commission

November 27, 2024

With respect to crypto-assets held in cold storage wallets at BitGo Trust, MIAXdx has signed a Member Property Letter with BitGo Trust wherein BitGo Trust acknowledged and agreed that digital assets deposited in cold storage: (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the BitGo Trust books and records from MIAXdx’s own funds, and from any other funds or accounts held by MIAXdx in accordance with the CEA; (iii) may not be used by BitGo Trust or by MIAXdx to secure or guarantee any obligations that MIAXdx might owe to BitGo Trust, and they may not be used by MIAXdx to secure or obtain credit from BitGo Trust; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities MIAXdx may now or in the future have owing to BitGo Trust.

While all customer crypto-asset balances are commingled, MIAXdx once again maintains an internal ledger that tracks the sum of any particular crypto-asset (BTC or ETH) that has been deposited or withdrawn by any particular customer.  That internal ledger also keeps track of sums (denominated in the applicable crypto-asset) credited to or debited from any particular customer as a result of that customer’s trading activity.  The net balance of BTC or ETH for each customer is thus reflected in MIAXdx’s internal ledger, and referenced by MIAXdx when determining whether a customer has sufficient crypto-assets on deposit (in the form of the required payment) to trade a derivatives contract, or exercise an option that the customer has purchased.

Clearing and Settlement of Physically Settled Crypto Derivatives

Once MIAXdx has determined that two customers have sufficient assets on deposit to fulfill their respective obligations in connection with a trade, their orders are allowed to be entered.  When two orders are matched, as in the example above, the trade is then “novated” to the MIAXdx DCO.  As a DCO, MIAXdx performs the role of central counterparty (“CCP”) to each trade matched on its own DCM or SEF.  Novation is the process by which the original trade between a buyer and seller is novated such that the CCP is substituted and assumes the position of seller to the participant buying, and buyer to the participant selling.

MIAXdx then creates transactions on its internal ledger that do not result in movement of cash or crypto-assets at underlying depositories, but do result in changes in customer balances at the MIAXdx DCO.  For example, if the buyer in our example chooses to exercise its long call option, entries to the DCO’s internal ledger reflect a debit to the buyer’s U.S. dollar balance with the DCO in the amount of the option price, and a corresponding credit to the U.S. dollar balance of the seller.  At the same time, entries to the DCO’s internal ledger reflect a credit of 1 BTC to the buyer’s DCO account, and debit of 1 BTC from the seller’s DCO account.  None of those entries result in any movement of cash or crypto-assets in the underlying bank accounts or wallets, nor are any of those entries reported to the banks holding the member property accounts, or to BitGo Trust.

•	Tell us whether you clear crypto futures/options on behalf of entities that sell physically settled contracts. If so, tell us whether you have a safeguarding obligation as an agent. Explain the basis for your response.

MIAXdx Response:

As described above, until July 24, 2024, the MIAXdx DCO previously cleared physically settled derivatives contracts on BTC and ETH that were traded through the MIAXdx DCM and SEF. MIAXdx has never cleared any physically settled derivatives contracts on crypto-assets for any other exchange.

MIAXdx has concluded that it is responsible for “safeguarding” crypto-assets, within the meaning of Staff Accounting Bulletin No. 121 (“SAB 121”) issued by staff of the SEC on March 31, 2022. As described below, various provisions of the CEA, MIAXdx’s Amended DCO Order of Registration, and applicable MIAXdx DCO Rules obligate MIAXdx to secure customer crypto-assets held in digital wallets, and the associated cryptographic key information, and protect them from loss for MIAXdx customers to obtain future benefits from their crypto-assets. Moreover, MIAXdx ensures that crypto-assets deposited by customers remain their property, separate from the assets of MIAXdx.

U.S. Securities and Exchange Commission

November 27, 2024

As a CFTC-registered DCO, MIAXdx is obligated under Section 5b of the CEA to “establish standards and procedures that are designed to protect and ensure the safety of member and participant funds and assets.” 7 U.S.C. § 7a-1(c)(2)(F). Moreover, through its Amended DCO Order of Registration, the CFTC imposed the following express obligations on MIAXdx:

(1) Cleared Products.  LedgerX is permitted to clear, in its capacity as a DCO, fully collateralized futures, options on futures, and swaps.  A contract cleared by LedgerX will be considered fully collateralized if LedgerX holds, at all times, funds sufficient to cover the maximum possible loss a counterparty could incur upon liquidation or expiration of the contract, in the form of the required payment.

MIAXdx DCO Rule 7.2D reaffirms that “the Company will hold collateral transferred to the Company on behalf of the Participant. The Company will credit to the Participant the collateral that such Participant deposits. Collateral shall be held by the Company until a Participant submits a withdrawal notification unless otherwise stipulated by these Rules.”

MIAXdx also ensures that the crypto-assets deposited by customers remain their property, separate from the assets of MIAXdx. MIAXdx DCO Rule 7.3 (“Segregation of Participant Funds”) states that “[t]he Company shall separately account for and segregate from the Company’s proprietary funds all participant funds used to purchase, margin, guarantee, secure or settle Contracts cleared by the Company, and all money accruing to such Participant as a result of Contract so carried in a Collateral account. . . . The Company shall not hold, use or dispose of Participant funds except as belonging to Participants.”  Because MIAXdx is not the owner of custodied Participant assets, any change in the value of those assets belongs to the Participants themselves, which is confirmed in MIAXdx DCO Rule 7.2E: “The Company will not be responsible for any diminution in value of collateral that a Participant deposits with the Company.  Any fluctuation in markets is the risk of each Participant.” The deposited digital assets held at BitGo Trust are also treated as Participant assets for bankruptcy purposes. In a letter agreement between BitGo Trust and MIAXdx (the “Member Property Letter”), BitGo Trust acknowledged and agreed that digital assets deposited in cold storage: (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the BitGo Trust books and records from MIAXdx’s own funds, and from any other funds or accounts held by MIAXdx in accordance with the CEA; (iii) may not be used by BitGo Trust or by MIAXdx to secure or guarantee any obligations that MIAXdx might owe to BitGo Trust, and they may not be used by MIAXdx to secure or obtain credit from BitGo Trust; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities MIAXdx may now or in the future have owing to BitGo Trust. Based on these terms, MIAXdx can only hold the collateral crypto-assets and cannot rehypothecate them or use them for any other purpose.

For all the foregoing reasons, MIAXdx has concluded that it is responsible for “safeguarding” crypto-assets, within the meaning of SAB 121.

•	In addition to the information requested in the bullet above, clarify for us whether you believe you have a safeguarding obligation, as an agent, with respect to contracts issued by others for which you provide clearing services.

U.S. Securities and Exchange Commission

November 27, 2024

MIAXdx Response:

As described above, the clearing and physical settlement activities conducted by MIAXdx with respect to derivatives contracts on BTC and ETH that were traded through the MIAXdx DCM and SEF, but not for any other parties or entities, ended as of July 24, 2024.

•	You disclose that MIAXdx maintains custody of participant crypto-asset margin deposits on behalf of participants to support their trading portfolio and crypto- asset balances of participants held at the MIAXdx clearing house may be backing orders, trades, or positions. Please clarify for us whether customers were required to post margin equal to the full value of open physically settled positions.

MIAXdx Response:

Customers of MIAXdx DCO were required to post margin equal to the full value of open physically settled positions. That full collateralization requirement arises from the Amended DCO Order of Registration on LedgerX, wherein the CFTC imposed the following express obligation:

(1) Cleared Products.  LedgerX is permitted to clear, in its capacity as a DCO, fully collateralized futures, options on futures, and swaps.  A contract cleared by LedgerX will be considered fully collateralized if LedgerX holds, at all times, funds sufficient to cover the maximum possible loss a counterparty could incur upon liquidation or expiration of the contract, in the form of the required payment.

A position is fully collateralized when the DCO holds, at all times, funds or commodities (such as BTC or ETH) in the form of the required payment sufficient to cover the maximum possible obligation or loss that either counterparty could incur upon liquidation or expiration of the contract.

•	Tell us how customers access information about their crypto assets and whether or not they may access that information through your platform, application, or website.

MIAXdx Response:

MIAXdx customers may view their crypto-asset balances and transaction history using the MIAXdx platform, which is accessible via the MIAXdx website.

•	Explain to us the nature of your contractual relationships with all of the parties to these transactions.

MIAXdx Response:

With respect to the customers who deposit crypto-assets with MIAXdx, those customers sign a Participant Agreement at onboarding wherein they agree to be bound by all MIAXdx Rules.

With respect to BitGo Trust, which holds MIAXdx customer crypto-assets in cold storage, MIAXdx and BitGo Trust signed a Member Property Letter, as described above, wherein BitGo Trust acknowledged and agreed that digital assets deposited in cold storage: (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the BitGo Trust books and records from MIAXdx’s own funds, and from any other funds or accounts held by MIAXdx in accordance with the CEA; (iii) may not be used by BitGo Trust or by MIAXdx to secure or guarantee any obligations that MIAXdx might owe to BitGo Trust, and they may not be used by MIAXdx to secure or obtain credit from BitGo Trust; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities MIAXdx may now or in the future have owing to BitGo Trust.

U.S. Securities and Exchange Commission

November 27, 2024

With respect to banks that maintain the accounts where MIAXdx holds the U.S. dollar deposits of its customers, MIAXdx again entered into a letter agreement with each bank that maintains a member property account. Those Member Property Letters specify that U.S. dollars on deposit in those accounts: (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the bank’s books and records from MIAXdx’s own funds, and from any other funds or accounts held by MIAXdx in accordance with the CEA; (iii) may not be used by the bank or by MIAXdx to secure or guarantee any obligations that MIAXdx might owe to the bank, and they may not be used by MIAXdx to secure or obtain credit from the bank; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities MIAXdx may now or in the future have owing to the bank.

•	On page 5, you disclose that (i) MIAXdx has delisted all of its physically settled products on its DCM and SEF and (ii) MIAXdx intends to no longer offer any physically settled crypto products and is in the process of developing certain cash settled products to trade on the MIAXdx DCM and SEF. Tell us whether the delisting includes your DCO.

MIAXdx Response:

MIAXdx has delisted all of its physically settled products on its DCM and SEF and also no longer clears any physically settled crypto products on its DCO for its own DCM and SEF or any third party.

•	Tell us whether or not you believe that delisting all physically settled crypto options/futures relieves you of your obligation to recognize a safeguarding obligation and if yes, tell us your reasoning.

MIAXdx Response:

Notwithstanding the fact that MIAXdx has delisted its physically settled crypto derivatives contracts, MIAXdx remains subject to all the same safeguarding obligations previously identified for the collateral deposited by MIAXdx customers. MIAXdx continues to be a CFTC-licensed DCO, and therefore remains subject to the provisions of the CEA and Amended DCO Order of Registration previously described. Moreover, the MIAXdx DCO Rulebook, and the provisions previously identified, remain in full force and effect. Additionally, the customer crypto-asset deposits held by MIAXdx at BitGo Trust remain subject to the same Member Property Letter, previously identified. Though a particular contract, or group of contracts, is not currently offered does not change the fact that the crypto-assets were deposited as collateral, remain the property of customers, and that MIAXdx therefore remains subject to the same safeguarding obligations with respect to that collateral.

U.S. Securities and Exchange Commission

November 27, 2024

MIAX Futures Responses to Comment No. 9:

•	Walk us through a typical physically settled crypto futures and options transaction for which you provide clearing services. Your response should include a discussion of the flow of fiat currency/cash and crypto assets from start-to-finish, including all roles in the transaction.

MIAX Futures Response:

MIAX Futures serves as the exclusive venue for the clearing of two physically settled Bitcoin futures contracts (Bitnomial Bitcoin U.S. Dollar Future Contract and Bitnomial Bitcoin U.S. Dollar Deci Futures Contract), one cash settled futures contract (Hashrate U.S. Dollar Petahash Futures Contract), and one option on a futures contract (Bitnomial Options on Bitcoin U.S. Dollar Futures Contract) listed for trading on the Bitnomial Exchange (a digital asset derivatives exchange). This clearing service is regulated under the MIAX Futures DCO license.

The details related to physically settled crypto futures transactions cleared by MIAX Futures, including the flow of fiat currency/cash and crypto-assets from start to finish and all roles in the transaction, are described below. Note Bitnomial Options are not physically settled; rather, they expire into the underlying futures contract.

MIAX Futures Clearing of Crypto-Based Products.

MIAX Futures performs the same clearing activities for crypto-based products as it does for all other cleared products, including acting as the counterparty to each trade prior to delivery, marking open positions to market and settling accounts, collecting and maintaining performance bonds and security deposits, clearing trades, and filing all regulatory reports. However, the role of MIAX Futures during the delivery process of Bitnomial Exchange contracts differs from other non-crypto products.

The physical settlement of Bitnomial futures transactions is conducted in accordance with Chapter 23 of MIAX Futures Rules and Chapter 11 of Bitnomial Exchange Rules. When a participant holding an open futures position desires to make or take delivery of bitcoin, the process begins with the participant registering an account for purposes of delivery with the Bitnomial Settlement Facility at least 30 days before the start of the delivery period. As part of this process, MIAX Futures also approves the delivery account to ensure the participant’s clearing member (each a “Clearing Member”) has properly authorized any deliveries and agreed to guarantee and assume financial responsibility for all transactions executed. The participant that seeks to make or take delivery must also maintain a valid Digital Asset Delivery Address on record with the Bitnomial Settlement Facility, and if a participant is going to deliver bitcoin, they must agree to transfer control of that asset to the Bitnomial Settlement Facility.

On the last day of trading for the expiring futures contract, participants making delivery must transfer control of the specified amount of bitcoin to be delivered to the Bitnomial Settlement Facility by 9:30 a.m. Central Time (“CT”). All Clearing Members with open positions must submit final long and short position reports to MIAX Futures, which serve as a binding delivery notice. MIAX Futures then calculates the amount to be paid for the bitcoin being delivered and issues final delivery reports to Clearing Members and the Bitnomial Settlement Facility. These reports set forth delivery assignments and corresponding payment obligations.

The actual payment and delivery of bitcoin occurs the following day. On delivery day, all payments for bitcoin to be received are due to the delivering Clearing Member in USD by 11:30 a.m. CT, and Clearing Members are required to confirm their receipt of final payments. MIAX Futures is not responsible for the transfer of funds, which occurs between Clearing Members. After all payments between parties are made, the Bitnomial Settlement Facility then effects the delivery of bitcoin by transferring the relevant amount of bitcoin from the Digital Asset Delivery Address of the delivering participant to the Digital Asset Delivery Address of the receiving participant on the bitcoin blockchain. MIAX Futures is not involved in this transfer, which is handled exclusively by the Bitnomial Settlement Facility.

U.S. Securities and Exchange Commission

November 27, 2024

MIAX Futures clears all Bitnomial transactions at the current time. In order to trade and clear Bitnomial contracts, a Clearing Member must first be approved by MIAX Futures and Bitnomial, and therefore all cleared transactions involve approved Clearing Members. At no point during the contract lifecycle does MIAX Futures exercise control over any crypto-asset since the Bitnomial Settlement Facility, a wholly owned subsidiary of Bitnomial, Inc., is operated solely by Bitnomial. MIAX Futures does not have access to or know the private keys of crypto-assets at any time, and no crypto-assets are transferred through MIAX Futures systems. The only non-cash collateral currently accepted by MIAX Futures is U.S. treasury bills — MIAX Futures Clearing does not accept crypto-assets for collateral.

In the event Bitnomial were to file for bankruptcy, MIAX Futures would have the right to immediately terminate the clearing services agreement with Bitnomial in accordance with the terms of such agreement. Should a Clearing Member fail to post sufficient collateral, MIAX Futures would consider such Clearing Member in default pursuant to the MIAX Futures Rules and its security deposits, margins and performance bonds, and any other assets available to the clearing house would be applied to discharge such Clearing Member’s obligations.

MIAX Futures Margin Models.

The calculation of margin requirements plays a critical role in managing counterparty risk. MIAX Futures’ margin models are designed to cover at least 99% of expected market volatility. MIAX Futures Clearing evaluates a number of factors including historical data, changes in market conditions, and shifts in general market dynamics when determining adequate and appropriate margin for crypto futures. MIAX Futures’ margin methodology consists of a base calculation, which is primarily based on historical data using lookback periods of up to 10 years, volatility floors, and metrics designed to capture and address increases in volatility. MIAX Futures Clearing also may apply a volatility add-on factor to its margin calculation for any anticipated increased market volatility.

Relevant Rules

MIAX Futures Rule 23.12.1

MIAX Futures Rule 23.12.1. states that in the case of a delivery failure, the obligation of the MIAX Futures Clearing House is to ensure “financial performance” but is “not obligated to make or accept delivery of the actual Digital Asset.”  It also includes the disclaimer that MIAX Futures is not “responsible or liable for any losses, damages, or other costs arising out of a failure, malfunction, error, omission, delay, suspension, inaccuracy, or other event related in any way to the storing, transfer, delivery transfer, or movement of Digital Assets in association with Bitnomial Exchange Contracts.”

MIAX Futures Rule 23.16. Limitation of Liability

MIAX Futures Rule 23.16 provides that neither the Exchange, the Board of Directors, and any committees, nor any of the Exchange’s officers, directors, or employees, shall be liable for any losses, damages, or costs, including direct, indirect, special, incidental or consequential damages, and lost profits, regardless of whether any of them had been advised or otherwise made aware of the possibility of such damages, arising out of the services provided by the Exchange as it pertains to the clearing of Bitnomial Exchange Contracts or as it pertains to the use or performance of the Bitnomial Exchange platform or Settlement Facility or any component(s) thereof; any fault, failure, malfunction, or other alleged defect in any such contract or platform; or any error, omission, delay, suspension, or inaccuracy made by Bitnomial Exchange. The Exchange shall not be liable for any damages or losses caused in whole or in part by the malfunction, unexpected function, or unintended function of the Settlement Facility or any attacks or cybersecurity breach, fraud or other illegal activity directed at the Settlement Facility. The Clearing House shall not be liable for any connectivity or communication fault, delay, or breakdown, including but not limited to, any failure to delay in transmission, disruption of common carrier lines, loss of power, acts or failures to act of any third party, natural disasters, or any and all other causes. The Exchange does not guarantee continuous, uninterrupted, or secure access to the Clearing House.

U.S. Securities and Exchange Commission

November 27, 2024

MIAX Futures Rule 23.16 also provides that each Market Participant assumes all risks of trading on the Bitnomial Exchange platform and use of the Bitnomial Settlement Facility and waives any right to assert any claim against the Exchange that access or information was not provided by the Exchange or that access or information provided by the Exchange was improper, inaccurate, or inadequate. Further, such Market Participant will not use the Exchange to contest the validity or enforceability of any trade executed on the Bitnomial Exchange platform.

MIAX Futures Rule 23.16 also provides that notwithstanding any other provision of the Exchange Rules, in no event will any Person bring any legal action, regardless of whether liability is based on breach of contract, tort, restitution, breach of statutory duty, breach of warranty or otherwise, and regardless of whether the claim is brought directly or as a third-party claim for indirect, special, incidental, consequential, or punitive damages of any kind, however suffered or incurred, and regardless of whether the party from whom such damages would be sought has been advised of the possibility of such damages or whether such damages otherwise could have been foreseen or prevented.

Bitnomial Rules 1102 & 1103

Bitnomial Rule 1102. Participant and Clearing Member Delivery Obligations

(a) A Participant and its respective Clearing Member carrying a position that is required to make or take delivery hereby guarantees and assumes full and unconditional responsibility for the performance of all delivery requirements set forth in the Rules.

(b) Participants are required to register accounts for the purpose of making or taking delivery with the Settlement Facility and MFE at least 30 days before the start of the delivery period. A Participant may effect delivery only through the Settlement Facility.

(c) In the event of a default or failure of a Clearing Member during the delivery period or process, the Clearing House shall not be obligated to make or take delivery of Digital Assets.

(d) Any Participant intending to make or take delivery of a Digital Asset pursuant to a Futures Contract shall maintain a valid Digital Asset Delivery Address on record with the Settlement Facility to deliver and/or receive and to hold the respective Digital Asset.

(e) Any Participant intending to make delivery of a Digital Asset agrees to transfer control of that asset to the Settlement Facility in anticipation of delivery in accordance with Exchange Rules.

(f) Each Delivery Participant represents and warrants, to the best of its knowledge, to each Receiving Participant, the Exchange, the Clearing House, and the Settlement Facility that the Digital Asset subject to delivery is free and clear of all adverse claims, security interests, liens and encumbrances of any kind whatsoever. Each Participant acknowledges and agrees that the Exchange, the Clearing House, and the Settlement Facility provide no representation or warranty as to good or marketable title to any Digital Asset subject to delivery. Each Receiving Participant hereby waives any right to bring a claim, whether in law or equity, against the Exchange, the Clearing House, and the Settlement Facility with respect to any defect in, or lack or failure of, good or marketable title of any Digital Asset delivered to Receiving Participant.

U.S. Securities and Exchange Commission

November 27, 2024

(g) The rights and obligations of Clearing Members for contracts cleared by the Clearing House, including but not limited to rights and obligations regarding clearing and settlement, variation payments and performance at expiration, shall be as set forth in the By-Laws and Rules of the Clearing House.

(h) Clearing Members will not, under any circumstances, be required to own, hold, or control Digital Assets under Exchange Rules, but Clearing Members must ensure, through position monitoring and communication with their customers, as Participants, that such customers are able to satisfy their obligations regarding delivery and acceptance thereof under the applicable MFE and Exchange Rules.

(i) Clearing Members must confirm that Delivering Participants deliver the appropriate amount of Digital Asset to the Settlement Facility during the Delivery Period.

(j) All Participants and their respective Clearing Members with obligations to make or take delivery are subject to the Clearing House Rulebook.

Bitnomial Rule 1103. Delivery Procedures

(a) Notice

The Clearing Member shall provide the Clearing House with a Delivery Notice in the form and manner specified by the Clearing House. Delivery Notices must be delivered to the Clearing House as set forth in the By-Laws and Rules of the Clearing House. The Delivery Notice is not transferable.

(b) Final Settlement Price

The final settlement price shall be the sole basis for delivery.

(c) Final Delivery

Final delivery will be made in the manner specified by the Exchange.

(i) Upon instruction by the Clearing House to the Exchange, the delivery of Digital Assets pursuant to Futures Contracts shall be effected by the Settlement Facility by transferring the relevant amount of the Digital Asset from the Digital Asset Delivery Address of the Delivering Participant to the Digital Asset Delivery Address of the Receiving Participant on the Digital Asset's Blockchain. Delivery shall be fully effected and transferred if reflected by a consensus of nodes on the Digital Asset's Blockchain and after being confirmed as such by the Settlement Facility (a “Transfer”).

(ii) Upon a Transfer of Digital Assets from the Digital Asset Delivery Address of the Delivering Participant to the Digital Asset Delivery Address of the Receiving Participant on the Digital Asset's Blockchain, each Participant hereby agrees that all title, ownership and control of such Digital Asset, and all risk of loss associated with the misappropriation or loss of such Digital Asset, shall reside solely with the Receiving Participant.

(iii) Neither the Exchange nor the Clearing House will have any responsibility or liability to any Person for the use of, or any failure, error, action or omission of, the Settlement Facility.

•	Tell us whether you clear crypto futures/options on behalf of entities that sell physically settled contracts. If so, tell us whether you have a safeguarding obligation as an agent. Explain the basis for your response.

U.S. Securities and Exchange Commission

November 27, 2024

MIAX Futures Response:

As described above, MIAX Futures clears crypto futures for the Bitnomial Exchange. During the clearing process, MIAX is responsible for calculating the amount to be paid for the bitcoin being delivered and issuing final delivery reports to Clearing Members and the Bitnomial Settlement Facility for physical settlement. MIAX Futures does not, at any time, hold or custody any crypto-assets. The crypto-assets are held by and delivered by the Bitnomial Settlement Facility (operated by Bitnomial) by transferring the relevant amount of bitcoin from the Digital Asset Delivery Address of the delivering participant to the Digital Asset Delivery Address of the receiving participant on the bitcoin blockchain. MIAX Futures is not involved in such transfer. Therefore, MIAX Futures concluded that it does not have a safeguarding obligation as an agent.

•	In addition to the information requested in the bullet above, clarify for us whether you believe you have a safeguarding obligation, as an agent, with respect to contracts issued by others for which you provide clearing services.

MIAX Futures Response:

As described above, MIAX Futures does not custody any crypto-assets and does not have a safeguarding obligation as an agent. The crypto-assets are held by and transferred by the Bitnomial Settlement Facility.

•	Tell us how customers access information about their crypto assets and whether or not they may access that information through your platform, application, or website.

MIAX Futures Response:

Customers of the MIAX Futures DCO do not access information about their crypto-assets from MIAX Futures but rather from the Bitnomial Settlement Facility, which is a wholly owned subsidiary of Bitnomial, Inc. and operated independently of MIAX Futures.  Specifically, any customer that desires to make or take delivery of a crypto-asset must maintain a valid Digital Asset Delivery Address on record with the Bitnomial Settlement Facility, and if a participant is going to deliver crypto, they must agree to transfer control of that asset to the Settlement Facility (see Bitnomial Rule 1102, which is described above).  In addition, customers holding crypto-assets that intend to make or take delivery are only allowed to hold open futures positions prior to delivery in an approved account, and they must register that account with the Bitnomial Settlement Facility at least 30 days before delivery (see Bitnomial Rule 1102 described above).  MIAX Futures does not take custody of any crypto-assets, nor does it ever have access to or know the private keys of those assets.

•	Explain to us the nature of your contractual relationships with all of the parties to these transactions.

MIAX Futures Response:

MIAX Futures serves as the exclusive venue for the clearing of Bitnomial’s futures and options contracts under a Clearing Services Agreement between MIAX Futures and Bitnomial Exchange, LLC, a designated contract market.  MIAX Futures has no contractual relationship with Bitnomial Settlement, LLC, which is the crypto-asset Settlement Facility owned by Bitnomial, Inc.  Any customer that wishes to trade Bitnomial Exchange contracts or participate in the Bitnomial delivery process must have a relationship with a MIAX Futures Clearing Member.  Clearing Members are responsible for ensuring their customers meet all delivery obligations, and they guarantee and assume full responsibility for their customers in accordance with MIAX Futures Rules.  MIAX Futures only has a contractual relationship with Clearing Members, not customers.

U.S. Securities and Exchange Commission

November 27, 2024

Note 12. Goodwill and Intangible Assets, page F-77

10.	Beginning on page 87, you disclose that in 2021, you entered into agreements with a wholly owned subsidiary of Pyth Data Foundation to create a data feed and begin publishing limited derived equities market data for certain symbols from MIAX Pearl Equities on the Pyth Network. In exchange, you were granted the right to receive 500 million Pyth tokens, which were locked and restricted from trading, and which unlock annually over a four-year period in equal tranches. Please respond to the following:

•	Tell us the pertinent rights and obligations related to these agreements.

o	Tell us what you mean when you say that the tokens are locked and restricted from trading. In your response, clarify whether the locked tokens are held by an address controlled by you or held by an address controlled by another entity.

o	Tell us whether you performed or are required to continue to perform services to receive the tokens.

o	Tell us the basis for why the tokens initially unlocked annually.

•	Tell us how you initially accounted for the transaction and why, citing the accounting literature applied.

o	Tell us your consideration of whether the transaction should be accounted for under ASC 606.

o	Tell us how you considered the initial accounting for the transaction when accounting for the reminted Pyth tokens.

•	With respect to your accounting for the remaining 375 million locked tokens to be distributed to you, tell us why you believe these tokens meet the definition of a derivative and cite the accounting literature applied and how you applied it to your facts and circumstances.

o	Tell us who controls the remaining 375 million locked tokens and the basis for your determination.

o	Tell us why the reminted tokens unlock annually starting in 2024 despite the fact that the initial four-year period is now almost over.

•	Tell us whether you have had any material arrangements to perform services, other than the Pyth agreement above, in which the consideration you received (or will receive) is non-cash consideration for the periods presented in your financial statements.

Response:

•	Tell us the pertinent rights and obligations related to these agreements.

o	Tell us what you mean when you say that the tokens are locked and restricted from trading. In your response, clarify whether the locked tokens are held by an address controlled by you or held by an address controlled by another entity.

o	Tell us whether you performed or are required to continue to perform services to receive the tokens.

o	Tell us the basis for why the tokens initially unlocked annually.

The initial Pyth tokens (500 million) were granted in May 2021 and had a seven-year unlock schedule from that date. While the Pyth tokens are locked they are not in the control or possession of BSX and cannot be traded by BSX and are held by an address controlled by another entity. In June 2022, there was an amendment to the May 2021 agreement that amended the unlock schedule of the Pyth tokens to a four-year unlock schedule commencing on May 20, 2024. Thereafter, the Pyth tokens, which were held in an FTX account were not accessible due to the November 2022 voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware by FTX Trading Limited and certain entities affiliated therewith (the “FTX Bankruptcy”). On November 27, 2023, there was a replacement token agreement which covered the replacement of Pyth tokens that were inaccessible as a result of the FTX Bankruptcy. Pursuant to this agreement, 500 million replacement Pyth tokens were issued with a four-year unlock schedule commencing on May 20, 2024. The Pyth tokens unlock on the schedule described herein as per the agreements under which they were issued, and do not require any further performance by BSX in order to receive the Pyth tokens as they unlock.

U.S. Securities and Exchange Commission

November 27, 2024

•	Tell us how you initially accounted for the transaction and why, citing the accounting literature applied.

o	Tell us your consideration of whether the transaction should be accounted for under ASC 606.

The initial agreement entered into by the Company on May 7, 2021, with a wholly owned subsidiary of Pyth Data Foundation was accounted for under ASC 606. The Company assessed the accounting treatment for the transaction following the five-step model set out in ASC 606.

The Company concluded that the transaction had met the definition of a contract with a customer that should be accounted for under ASC 606 as the related agreement is legally enforceable and has met all of the required criteria such as: (i) the agreement has commercial substance, (ii) the customer’s rights to service (i.e., creation of data feed and publication of certain equity market data) have been identified, (iii) the payment terms were identified (i.e., the grant of 500 million Pyth tokens in exchange for services), and (iv) the agreement was approved and the parties are committed to their obligations. In terms of whether the consideration associated with the services is probable of collection, the Company has determined that such factor was also satisfied as the contract provides that in the event of termination of the contract, the customer will be obliged to pay BSX for any accrued but unpaid fees due and payable to BSX.

With respect to the performance obligation(s) in the contract, BSX identified two deliverables promised to the customer, namely: (i) the build out of a data feed (or node) and, (ii) the publication of certain market data. The Company concluded that the data node is merely a user interface that enables the customer to access BSX’s data and, on a standalone basis, provides no incremental benefit to customer beyond accessing BSX’s data. The two services are interrelated where the market data transfer is significantly dependent on the creation of the node and BSX would not be able to fulfill its promise by transferring each of the services independently. As such, the Company concluded that the services provided are not distinct and should be accounted for on a combined basis.

BSX was granted 500 million locked Pyth tokens as form of consideration. Crypto currencies generally do not meet FASB’s definitions of cash or cash equivalent, financial instruments or financial assets or a tangible asset. Crypto currencies should generally be accounted for as indefinite-lived intangible assets under ASC 350 and as such the receipt of crypto currencies should be treated as a form of noncash consideration under ASC 606 when determining the transaction price.

The Company applied the following guidance for accounting for noncash considerations:

ASC 606-10-32-21 - To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria as per 606-10-25-1 are met).

ASC 606-10-32-22 - If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

U.S. Securities and Exchange Commission

November 27, 2024

To estimate the fair value of the Pyth tokens as noncash consideration, the Company referred to ASC 820-10-32-5 which defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

As noted above, the contract inception was May 7, 2021, the date when both parties entered into an agreement which would be the measurement date of the fair value of Pyth tokens. As of such date and shortly thereafter, there had been no liquid market (only limited private sales) or published price for Pyth tokens. Due to lack of a reliable market place for the Pyth tokens, the Company concluded that it was not possible to reasonably estimate the fair value of the Pyth tokens and therefore, BSX determined the transaction price in accordance with ASC 606-10-32-22 in which the consideration was measured indirectly by reference to the standalone selling price of the services promised to the customer in exchange for the consideration.

A standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. BSX estimated the standalone selling price using the expected cost plus margin approach.

As noted above, the Company determined that the node build out and the data transmission are not distinct and as such are bundled into a single performance obligation that together meet the criteria of being distinct. Therefore, the Company concluded that performance obligation is met upon delivery of market data.

o	Tell us how you considered the initial accounting for the transaction when accounting for the reminted Pyth tokens.

The reminted Pyth tokens did not have an impact on accounting for revenue related to the initial contract as revenue was recognized based on the standalone selling price of the services on the inception date in accordance with ASC 606 as explained above. There were no further performance obligations required by BSX in exchange for the reminted tokens. Further, the Company had concluded that there was no active market for these replacement Pyth tokens when issued in November 2023.

•	With respect to your accounting for the remaining 375 million locked tokens to be distributed to you, tell us why you believe these tokens meet the definition of a derivative and cite the accounting literature applied and how you applied it to your facts and circumstances.

o	Tell us who controls the remaining 375 million locked tokens and the basis for your determination.

o	Tell us why the reminted tokens unlock annually starting in 2024 despite the fact that the initial four-year period is now almost over.

The remaining 375 million locked Pyth tokens are considered a right to receive a fixed quantity of crypto-assets. In determining whether such right to receive crypto-assets represents a derivative, the Company evaluated the following definition of a derivative in ASC 815-10-15-83:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

U.S. Securities and Exchange Commission

November 27, 2024

2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

With respect to characteristic (a) above, the right to receive Pyth tokens has a notional (i.e., a fixed quantity of cryptoassets) and an underlying (i.e., the price of the crypto asset).

As described above, the transaction is a result of an exchange of services (the creation of data node and publication of certain market data) for a right to receive crypto-assets. Therefore, the hybrid contract (i.e., the service agreement) requires a significant initial net investment (equivalent to the value of the services). However, when evaluating whether the embedded derivative meets the definition of a derivative on a standalone basis, ASC 815-15-25-1(c) states that the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative. Therefore, as BSX did not exchange any consideration (other than the value of the services in the revenue host contract) with respect to the right to receive Pyth tokens, the no or insignificant initial net investment criterion has been met.

With respect to the net settlement criterion, the embedded feature related to the right to receive Pyth tokens will result in a fixed quantity of crypto-assets delivered to BSX. While there are no other features associated with the contract that would require or permit net settlement (i.e., through the delivery of cash), the Company has determined that the underlying crypto-assets to be delivered are readily convertible to cash. In instances when the underlying assets delivered are readily convertible to cash, the contract is effectively net settled and would meet the definition of a derivative.

Assets are readily convertible to cash when they have both (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price. Indicators for assessing whether crypto-assets are readily convertible to cash, include, but are not limited to (i) evidence that an active market (as defined in ASC 820) exists for the crypto asset, (ii) the conversion costs associated with converting the crypto-assets to cash, including consideration of costs to access active markets and other factors, are not significant and, (iii) the market identified can rapidly absorb the contract quantity of crypto-assets to be delivered without affecting the price.

As of May 20, 2024, the Company concluded that Pyth tokens are readily convertible to cash as the first scheduled unlocking of the tokens resulted in significant increase in the number of tradeable tokens and the sizes of the trades. The increase in trading volume, including the sale made by BSX in tranches from late May 2024 through mid-June 2024 for net proceeds of $52.6 million, has provided support to the reliability of the published price for Pyth tokens in several exchanges. As the underlying Pyth tokens associated with the right to receive crypto-assets is readily convertible to cash, it meets the net settlement criterion.

The right to receive Pyth tokens is accounted for as a derivative asset as all the characteristics of a derivative have been met.

U.S. Securities and Exchange Commission

November 27, 2024

As described above, the remaining 375 million initial Pyth tokens are locked and equal increments of 125 million tokens will unlock in each of May 2025, 2026 and 2027. While the Pyth tokens are locked they are not in the control or possession of BSX and cannot be traded by BSX and are held by an address controlled by another entity. On November 27, 2023, there was a replacement token agreement which covered the replacement of Pyth tokens that were inaccessible as a result of FTX Bankruptcy. Pursuant to this agreement, 500 million replacement Pyth tokens were issued with a four-year unlock schedule commencing on May 20, 2024. The Pyth tokens unlock on the schedule described herein as per the agreements under which they were issued, and do not require any further performance by BSX in order to receive the Pyth tokens as they unlock.

•	Tell us whether you have had any material arrangements to perform services, other than the Pyth agreement above, in which the consideration you received (or will receive) is non-cash consideration for the periods presented in your financial statements.

For the periods presented in the Company’s financial statements, other than the Pyth agreement discussed above, the Company has not had any material arrangements to perform services in which the consideration is noncash.

Verbal Comments from Ms. Cheng on November 1, 2024

Prospectus Summary

Our Markets

U.S. Equities, Page 5

1.	With respect to the statement that Pearl Equities is planning to expand trading hours “subject to SEC approval”, please delete “subject to SEC approval” and replace it with “pursuant to a rule filing submitted to the SEC”.

Response:

The Company has revised its disclosure to delete “subject to SEC approval” as it relates to the Company’s plans to expand the trading hours of Pearl Equities, as the expanded trading rules were filed with the SEC and are effective. Please see the disclosure on pages 5 and 170 of the Amended DRS.

Risk Factors

Risks Related to Legal and Regulatory Matters

Our ability to implement or amend rules or regulatory approval orders could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services, page 53

2.	Please revise your disclosure here to delete references to “subject to SEC approval” and replace it with “pursuant to a rule filing submitted to the SEC”. In addition, certain documents do not require SEC approval or require a rule filing, so please clarify which such documents do or do not require a rule filing.

Response:

The Company has revised its disclosure to delete “subject to SEC approval” and replaced it with “subject to . . . making the necessary rule filings with the SEC” or other similar language where appropriate. Please see the disclosure on pages 7, 8, 42, 54 and 177 of the Amended DRS.

U.S. Securities and Exchange Commission

November 27, 2024

Underwriting, page 285

3.	Please delete “pursuant to” and replace it with “in accordance with” in the following sentence: “The underwriters have advised us that, pursuant to Rule 101 and Rule 104 of Regulation M, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.”

Response:

The Company has revised its disclosure to delete “pursuant to” and replaced it with “in accordance with” in this section. Please see the disclosure on page 284 of the Amended DRS.

4.	Please delete the reference to Rule 102 of Regulation M and replace it with a reference to Rule 104 of Regulation M in the following sentence: “To the extent the underwriters and their respective affiliates have or will engage in such activities in connection with this offering, they have and will only do so in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M, as and to the extent applicable.”

Response:

The Company has revised its disclosure to change Rule 102 with Rule 104 in this section. Please see the disclosure on page 284 of the Amended DRS.

5.	Please delete the reference to Rule 102 of Regulation M and replace it with a reference to Rule 104 of Regulation M in the following sentence: “Notwithstanding the foregoing, these activities have only, and will only, be engaged in to the extent the underwriters and their respective affiliates are able to do so in accordance with the limitations and restrictions in Rules 101 and 102 of Regulation M.”

Response:

The Company has revised its disclosure to change Rule 102 with Rule 104 in this section. Please see the disclosure on page 284 of the Amended DRS.

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP